Invest in Aces

Aces reimagines clean, starting with towels — killing 99.9% of bacteria.



NEW YORK NY

Retail　Technology　Hardware　Lifestyle　Sustainability

 **ACES**　　ABOUT　　UPDATES □　　REVIEWS 10　　ASK A QUESTION 0

Why you may want to invest in us...

1　Massive category - Use Case Opportunities: Bath, Kitchen, Beach, Fitness, Baby, and others.

2　The operating team complimented by the advisory board bring a wealth of relevant experience.

3　Global Opportunity

4　Solves an acute health issue at a time when consumers are choosing healthy.

5　Positive contribution margin on the first order at scale.

6　Line of sight to a greater than 4:1 LTV to CAC ratio.

7　Exciting disruptive brand

Why investors ❤ us

WE'VE RAISED $83,500 SINCE OUR FOUNDING

 *I am investing in Aces because I believe in the vision for the brand to redefine everyday essentials that are modern, high quality, sustainable and sanitary. I also firmly believe in Jesse Pilner, CEO, as a talented, disciplined and proven Operator and the incredible team he's assembled to execute this mission starting with luxury, organic and antimicrobial towels. The towels are an absolute game changer and the unique blend of silver fibers and organic cotton will change the industry and make Aces a true pioneer. Considering the state of the world, I think people will be more conscious than ever on cleanliness and sanitation and it is no longer a nice to have but a must have. Aces has the team, the market, the experience, and the product to revolutionize everyday essentials. I am also very excited about their partnership opportunities with industries such as gyms and hotels. For Aces, the sky is truly the limit and I can't wait for launch.*

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Carter Comstock Co-founder of Freshly.com

LEAD INVESTOR　INVESTING $50,000 THIS ROUND

 *When asking Jesse for advice or guidance, I can rely on him to cut straight through the pleasantries and deliver measured questions that are designed to stress test any of my preconceptions. He doesn't hesitate to immediately go under the hood and analyze a problem or situation from varying viewpoints, and is guided by his desire to find an optimal solution far more than being agreeable or taking the past of least resistance. I know Jesse's process leads to superior results, and that's manifested in the quality of the Aces towels my wife & I have been using for several months. There's no going back to bacteria-ridden, musty towels in our house.*

Jerry Staub ☆

 *Jesse is an innovative and driven person. He has a passion for excellence both in regards to himself and his products. I have seen Jesse take products from concept to reality. He sees the big picture, but is also attentive to details. I have been using the towels for over six months and prefer them to all other*

towels I own. The towels are amazing and provide a sensuous and luxurious experience.

Susan Pliner ☆

SEE MORE

Our team



Jesse Pliner
Founder & CEO
Launching and scaling new consumer product brands focusing on product development, manufacturing, and operations. Most recently I was the first hire and COO of a deodorant brand that scaled to 7 figure monthly revenue in our first commercial year.




Patrick Pan
CMO
Patrick is a Fortune-100-trained global strategy and marketing professional who led multinational direct-to-consumer profitability at some of the last decade's most captivating institutionally-funded brands including Therag




Richard Chen
Operations Advisor
Director of Operations @ Harry's




Daryl Weber
Brand Strategy Advisor
Daryl was formerly Global Director of Creative Strategy at The Coca-Cola Company, where he oversaw brand strategy for many of the company's global billion-dollar brands.




Matt Hagel
CFO Advisor
Financial and operational leader of disruptive companies. Currently CFO @ Freshly.




Alex Tshering
Marketing Advisor
SVP of Marketing @ Figs




Matt Kerestesy
Performance Marketing Advisor
After nearly 3 years of successfully driving growth for Plated Matt founded Knarr Media, a digital paid media agency. He specializes in performance focused campaigns through advertising channels like Facebook, Instagram, Google, Outbrain, and more.




Meg Eplett
Creative Advisor
Creative Director/Illustrator Previously Brand Design Director @ Rockets of Awesome


Downloads

📄 Copy of R2.2 Aces Investor Deck Angel 1 .pdf

We make the most amazing towels that actually keep you clean.

Firstly, feel free to check out our investor deck.

Aces was conceptualized in New York in 2017 with a focus on elevating everyday essentials, starting with towels. Towels are the perfect breeding ground for bacteria. Most people don't realize that when they get out of the shower all clean, they are drying themselves off in a towel covered in bacteria. Sometimes, the towel even has a weird musty smell…that's bacteria. This Time Magazine quote really opened our eyes:

We learned that towels are the perfect breeding ground for bacteria…





"After about two days, if you dry your face on a hand towel you're probably getting more **E. coli** on your face than if you stuck your head in a toilet and flushed it."

Dr. Charles Gerba, PhD., Microbiologist
at the University of Arizona
SOURCE: Time Magazine, 9/21/17

TIME

The longer you go without washing your towel, the worse the problem becomes..



Once we uncovered how unhealthy towels were, we decided to talk to some towel users. What we learned was eye opening. 75% of towel users don't wash their towel until they have used it at least 5x. Health professionals recommend you wash your towel after two uses. Bacteria ridden towels cause musty smells and possible skin and health issues.

Consumers want healthier products without compromising...

In recent years there has been incredible and growing demand by consumers for cleaner and healthier products. However, consumers don't want to compromise. They want cleaner and healthier in addition to the other features they love about their products. We researched various technologies and identified silver as the optimal technology for this application. There are different types of silver technologies and we sourced the most reputable supplier with the most durable and effective solution in the market.

Silver kills 99.9% of bacteria, on contact.

So, we took silver fibers and combined them with Egyptian cotton to make the best towels you didn't know you need.

Silver Fibers + **Organic Cotton** = **Better Towels**

Silver's positive ion charge is attracted to bacteria's negative ion charge, destroying 99.9% of bacteria, and many viruses.

We use long staple, organic, Egyptian cotton, for a towel that is durable because of how plush it is, not despite it.

They start clean and stay that way, meaning you can wash them less and they'll last longer.

Now that we figured out the tech part, we set out on a mission...

We were going to make the Rolls Royce of towels...Really Soft, Really Plush, and amazing craftsmanship. So we went to Portugal.

After identifying and validating the type and source of the silver technology, our biggest concern was how do we make Aces really soft. Although our core focus was a healthier product, we wanted that to be the cherry on top of the sundae. We were determined to deliver a healthier option without compromising the other aspects of towels we love; Soft, plush, and beautifully designed. We scoured Portugal for months seeking out the perfect partner. The way to deliver this was by sourcing the most premium cotton and working with amazing craftsmen in a small town in the mountains in Northern Portugal that were able to incorporate the technology into the towel without compromise.





Now we're getting ready to knock it out of sight..

We've been knee deep in consumer research, product testing, supply chain setup, brand development, and product design. We are getting phenomenal reviews on our pilot production run and we are prepping to launch e-comm in Q1 2021. We've assembled a veteran team that has been there and done it before. We are excited to be on this journey.

Thank you.

Investor Q&A

— COLLAPSE ALL

What does your company do? ⌄

We believe we make the best towels in the world. Soft. Plush. Luxurious. Anti-microbial. For bath, kitchen, beach, fitness, and all other use cases.

Where will your company be in 5 years? ⌄

In 5 years, we hope to achieve revenues of $100 million by scaling DTC in North America and Europe, partnering with select B2B partners, and starting to execute our retail strategy. We also hope to achieve marketing economics of 4 to 1 LTV to CAC ratio, 20% contribution margin on the initial order. Finally, we aim to take greater ownership of our production to create better products with more efficiency and at lower costs. These projections are not guaranteed.

Why did you choose this idea? ⌄

We are passionate about creating memorable brands, amazing products, pursuing category changing opportunities, and creating products that enable consumers to live healthier lives.

How far along are you? What's your biggest obstacle? ⌄

We have done a ton. Conducted extensive consumer research to better understand consumer habits and purchase behaviors. We have executed multiple rounds of prototypes, user testing, and product refinements to make sure we are in the conversation with the most luxurious towels on the market. We delivered a pilot production run and are running a live beta to collect product feedback and better understand initial cart size and repeatability in a worst case brand and marketing environment. The remaining items to launch our go to market strategy are website design/development, sourcing/production, packaging design/production. We expect these activities to take 4 months. These activities are capital intensive so our biggest obstacle is capital.

Who competes with you? What do you understand that they don't? ⌄

Home goods brands. We think there are two key opportunities that we can capitalize on. Firstly, consumers prefer and are choosing healthier products. Secondly, consumers are passionate about aspirational/purposeful brands. Thirdly, our unique product/merchandising strategy will allow us to easily expand into other product categories.

How will you make money? ⌄

Our initial channel will be through direct to consumer (e-commerce). We will make money by selling a great product to our customers and providing a great shopping experience, amazing out of box experience, and white glove customer service. By executing on those, our initial customers will come back to buy additional towels from us across other categories (bath, kitchen, beach, fitness, baby) and will spread the brand via word of mouth. We anticipate having contribution margin on the initial transaction. As we grow, we will leverage our brand awareness into partnerships that will allow us to expand into other channels including B2B and retail.

What are the biggest risks? If you fail, what would be the reason? What has to go right for you to succeed? ⌄

Our biggest risks are high cost of acquisition, scalable marketing channels, COGs at scale, market education, competition, and execution risk. What we love about this business is the size and staying power of the category. We are confident that if we deliver great product, shopping, and customer experiences consistently, the Aces snowball will grow.

How are you forecasting LTV? ⌄

A few data points:

A. We are running a live beta with our pilot production run in which we onboarded a cohort of customers in February and have been tracking their behavior. Here is what we are seeing:

Initial Cart Size: $98.63
Repeatability @ 8 months: 18%
Average Size of 2nd Order: $157
LTV @ 8 months: $131.13 (32% growth)

Please note: This is being done with a very limited product offering (white towels in three sizes), a subpar brand and shopping experience, no proactive re-marketing.

B. Why do we think the above is a worst case scenario:

1. We will have a premium brand.
2. The shopping and checkout experience will be more refined and premium.
3. The product offering will be more expansive at launch (additional colors, additional items including bath mat, bath robe, bath sheet, etc).
4. The product offering will evolve to include kitchen towels, beach towels, fitness towels, baby towels, and others.
5. Robust re-marketing efforts to drive repeatability.
6. Brand collaborations and limited drops will create newness and drive LTV even more. We look at Figs as a great example of a brand that leverages these initiatives to drive a healthy LTV.

C. Our expectation

We anticipate an initial cart size of $110 - $120 at launch and we expect that to grow as we launch additional collections. We firmly believe that if we are delivering a great product, an enjoyable shopping/checkout experience, deliver amazing customer service, and have a robust re-marketing effort - a greater than 4 to 1 LTV to CAC ratio is achievable.

What is your plan to manage working capital? ⌄

For context: From the time the goods are ready for shipment at our factory in Portugal, transit to the US is about 3-4 weeks and transit to our European warehouse will be less than 1 week.

1. We plan on keeping inventory levels relatively tight. Sub 8 weeks and will manage the supply chain to allow for quick turnaround times on the production line. I.e. we will back stock key raw materials at the manufacturer.

2. Initially the terms will be pay on shipment, but we will evolve into at least 30 day terms from shipment within the first year after establish a track record of paying on time with our supplier.

3. Launching EU will be key as the transit times are dramatically shorter. Once we establish terms with our supplier, we will be in a position to be selling inventory in the EU prior to having to pay the production invoice.

4. We will establish lines of credit and inventory financing facilities within the first year that will scale with the business needs.



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